Offering Statement for Dome Audio Inc. ("Dome Audio")

Dome Audio Inc. ("Dome Audio," the "Company," "we," or "us"), a Delaware C Corporation, is offering 390,625 shares of Common Stock maximum to investors.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250. The Company must reach its Target Offering Amount of $10,000 by August 18th, 2023 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis, or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy, or completeness of any information. Neither PicMii nor any of its officers, directors, agents, or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT

PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

NOVATION SOLUTIONS INC. (DEALMAKER), THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at domeaudioinc.com

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. **Name of Issuer:**

   Dome Audio Inc.

   47 US Highway 46

   Hackettstown, NJ 07840

Eligibility

2. **The following are true for Dome Audio Inc.:**

   1. **Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.**

   2. **Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.**

   3. **Not an investment company registered or required to be registered under the Investment Company Act of 1940.**

4. **Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question-and-Answer Format).**

5. **Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).**

6. **Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.**

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:



Benjamin White, Founder, CEO, CTO – 2017-Present

Ben is the founder of Dome Audio Inc., and Dome is the only company he has worked for in the past 3 years. He has over 20 years' experience in the music industry as a producer, writer, musician, engineer, and serial entrepreneur. Ben holds a bachelor's degree in Metaphysical Science and is responsible for providing the company's leadership and intellectual property. His professional career in Neuro/Biofeedback technology and its applications in peak performance training began in the late 90s. In 2002, he received board accreditation from The National Registry of Neurofeedback Providers as a Certified Neurofeedback Associate. By 2004, the Institute of Neuro Learning designated Mr. White as Master Sensory Integration Specialist, and in that same year, he placed as a finalist in the Charles B. Benenson Entrepreneur of the Year Award, presented by Project Enterprise.

3-Year Work History: Dome Audio – 2017-Present



Timothy Wright, Co-Founder, CSO – 2018-Present

Tim Wright epitomizes the phrase, "More Than An Athlete". During his career at Rutgers University as a student-athlete, he maintained high honors with a niche focus in sociology. After graduating, he went on to the NFL, earning record-breaking success to become statistically one of the league's top tight ends. The following year, he was an instrumental piece that helped the New England Patriots win a Super Bowl, catching 6 touchdowns from legendary Tom Brady during that season. Understanding the platform, he achieved becoming a Champion and the knowledge he acquired about the business of professional sports, he felt this was an opportunity to develop business ventures for his life after the game. Wright is a visionary and strategic thinker who is in touch with the world's social shifts and trends and how they relate to a product/company such as Dome Audio. His background and experience give him the instinctive ability to suggest strategies that will maximize its impact on Dome's consumer base.

3-year work history: Dome Audio Inc., Chief Strategy Officer, March 2018 to Present. NFL (National Football League), Super Bowl Winning Tight End, 2012 to 2018

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a cotrustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Benjamin White

Securities: 44,125,000

Class: Common Stock

Voting Power: 88.25%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Dome Audio Inc. was founded in 2017 under the original name of "Dome Beats, LLC". The company's goal is to offer premium audio headphones to consumers worldwide. Dome Audio is the producer of a Surround Sound Bone Conduction Headphone, which provides both open and closed ear listening. Open ear listening allows audio content (music, navigation, news, or podcast) to be heard in full fidelity while simultaneously hearing important ambient sounds in the environment. Closed ear listening is achieved by attaching Dome's noise cancellation covers. Dome Audio holds three patents for its headphone design. Dome Audio plans to sell its products through its website, strategic boutique partnerships and eventually its own boutique stores, positioned strategically around the world. In parallel to establishing a presence in the market, Dome plans to collaborate with other brands, celebrities, ambassadors, and social media influencers to scale its business. Dome Audio currently has 2 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Dome Audio Inc. Speculative or Risky:**

    1. If the company is unable to raise additional capital on acceptable terms, it may be unable to complete planned prototypes, testing, production, etc., or otherwise commercialize its products.

    2. Because the company expects to generate operating losses for the foreseeable future, it may not achieve profitability for some time, if at all. The company is in an early stage of development and, therefore, has a limited history of operations.

    3. Because the company is focused on product development, the company has not generated any product revenues to date. The company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

    4. There can be no assurance that the company will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

    5. The company will require substantial future capital in order to continue to conduct the development and production activities necessary to bring the product to market. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the company's business, financial condition and results of operations because the company would be left without the capital required to complete product development, or establish sales, marketing and manufacturing capabilities.

    6. The company is faced with all of the risks associated with a company in the early stage of development. In addition, the company's business is subject to numerous risks associated with a new company engaged in production of consumer electronics. Such risks include, among other things, competition from well-established and well-capitalized companies, and unanticipated production difficulties such product redesigns, failure to acquire quality components and parts on favorable prices, problems with product quality control, and product recalls.

    7. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the

accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

8. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

9. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and

reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

10. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

11. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

12. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or

otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

13. There is no present market for the Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

14. Current trends indicate that the economic recovery process will begin soon. However, it is likely to be a slow process, and it will probably take several years to complete recovery, and full growth is achieved. We assess the risk of major depression to be low.

15. There is a high risk that new competitors will arrive in the relevant marketplace. Dome's continuous management improvement strategy and cost control methods will help us to stay on top of customer preference. The headphone customer buying patterns are not likely to significantly change over the next five years. Besides, the population growth predicted in the area will increase the chances to maintain and boost sales.

16. According to expert estimates, the inflation rate is likely to remain under control over the next five years. We have accounted for a 2 percent annual inflation rate. All of Dome's operations are in U.S. dollars, and both equipment and materials are manufactured in the United States and Taiwan. No currency risk is accounted for at the time of this writing.

17. U.S. taxation and economic policy changes: These changes are likely to occur, and it is not clear how they might influence Dome's financial performance. That is another reason why Dome estimates are conservative. This risk is high.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER

FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	15,625
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	15,625
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	390,625
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	390,625
Price Per Security	$0.64
Minimum Individual Purchase Amount	$250
Offering Deadline	August 18th, 2023
Use of Proceeds	See Question 9
Voting Power	See Question 14

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Dome Audio Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 3.5% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $250,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 9.

9. **How does the issuer intend to use the proceeds of this offering?**

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	3.5%	$350	3.5%	$8,750
General & Administrative	16.5%	$1,650	16.5%	$41,250
Sales & Marketing	20.0%	$2,000	20.0%	$50,000
Customer Care Experience	10.0%	$1,000	10.0%	$25,000
Rent	5.0%	$500	5.0%	$12,500
Manufacturing	40.0%	$4,000	40.0%	$100,000
Research & Development	3.0%	$300	3.0%	$7,500
Supplies Expense	2.0%	$200	2.0%	$5,000
Total		$10,000		$250,000

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In Dome Audio's case, they will be managing their records on their own unless they decide to do otherwise in the future.

Stock ownership is recorded in Dome Audio's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

12. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    This is an offering of Common Stock, under registration exemption 4(a)(6), in Dome Audio Inc.. This offering must raise at least $10,000 by August 18th, 2023 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded. Dome Audio may issue additional securities to raise up to $250,000, the offering's maximum.

    The securities are being issued without voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

    Right to Receive Liquidation Distributions:

    In the event of our liquidation, dissolution, or winding up, after the payment of all of our debts and other liabilities, and the satisfaction of the liquidation preferences granted to the holders of preferred stock should any be issued in the future, the holders of Common Stock and the holders of preferred stock will be entitled to share ratably in the net assets legally available for distribution to stockholders.

    Additional Rights and Preferences:

    Holders of Common Stock have no preemptive, conversion, anti-dilution or other rights, and there are no redemptive or sinking fund provisions application to Common Stock.

14. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the securities on behalf of all investors who purchases securities on the PicMii Crowdfunding Portal.

15. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled, and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer

- to an accredited investor

- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common stock	52,762,500	50,000,000	Yes	N/A

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The company previously issued convertible debt to early seed investors in the aggregate principal amount of $180,500 ("Convertible Debt"). If converted, the Convertible Debt will dilute your ownership. Other than the Convertible Debt the company has no other outstanding convertible securities, such as options or warrants. The conversion price of the Convertible Debt is not a specific price or formula but is implied to be at market value. We are unable to calculate or advise you how many shares of our common stock will be issued when the debt is converted and therefore, we cannot project the extent of dilution. Some of the Convertible Debt is technically in default because the maturity date has passed. If some of the debt holders demand payment in cash it may deplete the Company's cash resources and decrease the value of your holdings.

18. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?** No.

19. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. **How are the securities being offered valued?**

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including?

1. **Additional issuances of securities**

2. **Issuer repurchases of securities.**

3. **A sale of the issuer or of assets of the issuer**

4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Private Investor (s)	$407,907	7%	December 25, 2025

*All notes can convert to equity at the discretion of the holder.

24. What other exempt offerings has Dome Audio Inc. Conducted within the past three years?

Dome Audio Inc conducted a Regulation Crowdfunding offering relying on Section 4(a)(6) of the Securities Act. This offering was conducted through Netcapital Funding

Portal Inc. and completed on November 19, 2020. Dome Audio raised a total of $85,348 from the offering through the sale of common stock.

The proceeds were spent on Research & Development, manufacturing and marketing.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer? Yes. An investment of more than 5% was put towards upgrading Dome's prototyping lab**

2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? Yes. An investment of more than 5% was put towards upgrading Dome's prototyping lab.**

3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer? No**

4. **Any immediate family members of any of the foregoing persons.** No

Financial Condition of the Issuer

26. **Does the issuer have an operating history?** Yes.

27. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

The Company started its business operations with effect from December 2017. On reviewing the actual financial statements for the years 2017, 2018 and the four months ended April 30, 2019, the following points have been analyzed: • From the start of operations in 2017 until the issuances of this offering statement, the company has been in R&D mode and the company has made no actual sales. For the year 2017 and 2018, the company had a positive cash balance of $5,856 and $5,499, respectively. • The owner, Ben White is himself putting funds into the business which he might have arranged from his own savings or from other sources such as debt from third parties. • The Company has raised private funding of $ 180,500. The Company has raised equity crowdfunding capital of $ 85,324 through the sales of common stock under section 4A6 (Netcaptal). The investment is structured as notes payable and will convert to shareholders. • There is manufacturing cost pending. All the expenses mentioned in the income statement consist of development and allied expenses; the major expenses incurred on web hosting, Prototyping, supplies expenses, professional fees, travel, meals, prototyping supplies, and other expenses. • No significant contracts have been executed thus, no change in business operations, supplies or fulfillment as of the date of this offering statement. • The company is in the launch phase and investing in its product preproduction and commercial launch and as such is currently showing a net loss.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

    i. **In connection with the purchase or sale of securities?**

    ii. **Involving the making of any false filing with the commission?**

    iii. **Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?**

2. **Is any such person subject to any order, judgment, or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

    i. **In connection with the purchase or sale of any security?**

    ii. **Involving the making of any false filing with the Commission?**

    iii. **Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?**

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an**

appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i.   At the time of the filing this offering statement bars the person from:

         1.   Association with an entity regulated by such commission, authority, agency, or officer?

         2.   Engaging in business of securities, insurance, or banking?

         3.   Engaging in savings association or credit union activities?

    ii.   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i.   Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?

    ii.   Places limitations on the activities, functions, or operations of such person?

    iii.   Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i.   Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?

    ii.   Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of

an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Dome Audio Inc. answers 'NO' to all of the above questions.

Other Material Information

30. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance: Certificate of Incorporation: See Attachment.

Corporate Bylaws: See Attachment.

Offering Page: Exhibit B

Financials: Exhibit A

Additional Information: Domeaudio_otherfinancial.pdf

31. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://www.domeaudioinc.com/.

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act.

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding.

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities.

- or the issuer liquidates or dissolves its business in accordance with state law.

Exhibit A

Financial Statements

Dome Audio, Inc.

I, Benjamin White, the Founder and Chief Executive Officer of Dome Audio, Inc. hereby certify that the financial statements of Dome Audio Inc. and notes thereto for the periods from January 1st, 2021 to December 31st, 2022 included in this Form C Offering Statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period. Financial Information certified by the principal executive officer of Dome Audio Inc. has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer in reliance on SEC Rule 227.201 (bb).

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of this 25th of January 2023.

Benjamin White   *1-25-2023*

Benjamin White

Founder and CEO

Dome Audio Inc.

Particulars	Notes	For the year ended December 31, 2022	For the year ended December 31, 2021
Statements of Comprehensive Income			
Revenue			
Sales		$ -	$ -
Sales returns and allowances		$ -	$ -
Cost of Goods Sold		$ -	$ -
Gross Profit		**$ -**	**$ -**
Expenses			
General and administrative expenses	1	$ 138,803	$ 88,020
R&D		$ 121,886	$ 90,967
Sales and marketing		$ 2,483	$ 1,929
Travel	2	$ 22,039	$ 4,965
Interest expenses		$ -	$ -
Other expenses		$ 158,755	$ 45,595
Total Expenses		**$ 443,966**	**$ 231,476**
Net profit/ (loss) before tax		$ (443,966)	$ (231,476)
Provision from income tax		$ -	$ -
Net profit/(loss)		**$ (443,966)**	**$ (231,476)**

Dome Audio Inc.

Particulars	Notes	31-Dec-22		31-Dec-21	
Balance Sheet					
Assets					
Current Assets					
Cash		$	81,682	$	138,190
Account Receivable		$	47,300	$	-
Prepaid Expenses		$	-	$	-
Inventory		$	36	$	36
Total Current Assets		$	129,018	$	138,226
Fixed Assets					
Fixed Assets	3	$	24,992	$	24,162
Less: Accumulated Depreciation		$	(7,266)	$	(2,834)
Total Fixed Assets		$	17,726	$	21,328
Other assets		$	-	$	-
Total Assets		$	146,744	$	159,554
Liabilities and Capital					
Liabilities					
Current Liabilities					
Accounts Payable		$	-	$	-
Accrued Interest Payable		$	15,728	$	15,728
Fees Payable		$	4,182	$	4,182
Taxes Payable		$	-	$	-
Payroll Payable		$	-	$	-
Total Current Liabilities		$	19,910	$	19,910
Long Term Liabilities					
Notes Payable		$	407,907	$	312,551
Total Long Term Liabilities		$	407,907	$	312,551
Member's Equity/ (Deficit)		$	(281,073)	$	(172,907)
Total Capital		$	(281,073)	$	(172,907)
Total Liabilities and Capital		$	146,744	$	159,554

Dome Audio Inc.

Statement Of Change In Shareholder's Deficit for the years ended December 31, 2021 And 2022				
Members' Equity-		**December 31, 2022**		**December 31, 2021**
Common stock, par value $0.0001	$	986,064	$	538,466
Paid-in-capital	$	143,739	$	143,739
Contributions	$	(269,168)	$	(157,369)
Accumulated deficit	$	(1,141,709)	$	(697,743)
Total shareholders' deficit	$	(281,073)	$	(172,907)

Dome Audio Inc.

Statements of Cash Flow		
Particulars	**For the year ended December 31, 2022**	**For the year ended December 31, 2021**
Cash flows from operating activities: Net loss		
Adjustments to reconcile net loss to net cash used in operating activities:	$ (443,966)	$ (231,476)
Depriciation	$ 4,432	$ 2,834
Increase/decrease in accrued interest payable		$ -
Increase/decrease in accounts receivable	$ (47,300)	$ -
Changes in operating assets and liabilities:		$ -
Inventory		$ -
		$ -
Net cash from/ used in Operating Activities	**$ (486,834)**	**$ (228,642)**
Cash Flow from Investing Activities		
Purchase of property and equipment	$ (831)	$ (19,983)
Net cash from/ used in Investing Activities	**$ (831)**	**$ (19,983)**
Cash Flow from Financing Activities		
Notes proceeds, net of repayments	$ 95,356	$ 2,496
Members' contributions	$ 531,679	$ 539,327
Capital distributions	$ (195,879)	$ (163,231)
Paid- in-capital	$ -	$ -
Net cash from/ used in Financing Activities	**$ 431,156**	**$ 378,593**
Net changes in Cash	$ (56,509)	$ 129,969
Cash at Beginning of period	$ 138,190	$ 8,222
Cash at End of period	**$ 81,682**	**$ 138,190**

Dome Audio Inc.

Notes to Financial Statements

Note No. 1-General and administrative expenses

Particulars	For the year ended December 31, 2022	For the year ended December 31, 2021
Web Hosting	$ 13,160	$ 9,932
Bank Fees	$ 103	$ 548
Depriciation Expense	$ 4,432	$ 2,834
Payroll Tax Expense	$ -	$ -
Rent Expense	$ 29,096	$ 21,768
Supplies Expense	$ 16,129	$ 356
Shipping and Postage	$ 225	$ 523
Utilities Expense	$ 2,044	$ 3,386
Phones	$ 2,357	$ 2,945
Wages Expense	$ 500	$ 350
Professional Fees	$ 63,061	$ 38,193
Meals	$ 6,910	$ 4,784
Fuel	$ 385	$ 986
Legal Fees	$ 400	$ 1,415
Total	**$ 138,803**	**$ 88,020**

Note No. 2-Travel

Particulars	For the year ended December 31, 2022	For the year ended December 31, 2021
Travel	$ 22,039	$ 647
Lodging	$ -	$ 4,318
Total	**$ 22,039**	**$ 4,965**

Note No. 3-Fixed Assets

Particulars	For the year ended December 31, 2022	For the year ended December 31, 2021
Opening value	$ 21,328	$ 4,179
add: Additions	$ 831	$ 19,983
less: Depriciation	$ 4,432	$ 2,834
Total	**$ 17,726**	**$ 21,328**

Dome Audio, Inc.

I, Benjamin White, the Founder and Chief Executive Officer of Dome Audio Inc, hereby certify that the financial statements of Dome Audio Inc and notes thereto for the periods from January 1st 2020 to December 31st, 2020 included in this Form C Offering statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period. Financial information certified by the principal executive officer of Dome Audio Inc has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer in reliance on SEC Rule §227.201(bb).

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 27th of July 2021.

X _____

Benjamin White
Founder and CEO

FINANCIAL STATEMENTS AND REVIEW FOR Dome Audio Inc.

Dome Audio Inc.
Balance Sheets
(Unaudited)

	December 31, 2020		December 31, 2019	
ASSETS				
Cash and cash equivalents	$	8,222	$	10,651
Inventory		36		36
Total current assets		8,258		10,687
Property and equipment, net		4,179		5,609
Total assets	$	12,437	$	16,296
LIABILITIES AND SHAREHOLDERS' DEFICIT				
Accrued interest payable		15,728		7,864
Notes payable		310,055		306,135
Fee payable		4,182		-
Total current liabilities	$	329,965	$	313,999
Commitments and contingencies		-		-
Members' equity		-		-
Common stock, par value $0.0001; 52,762,500 shares authorized, 50,000,000 issued and outstanding		5,000		5,000
Paid-in-capital		143,739		11,032
Accumulated deficit		(466,267)		(313,735)
Total shareholders' deficit		(317,528)		(297,703)
Total liabilities and shareholders' deficit	$	12,437	$	16,296

FINANCIAL STATEMENTS AND REVIEW FOR Dome Audio Inc.

Dome Audio Inc.
Statements of Cash Flows
(Unaudited)

	For the year ended December 31, 2020		For the year ended December 31, 2019	
Cash flows from operating activities:				
Net loss	$	(152,532)	$	(128,571)
Depreciation		1,430		1,919
Increase/decrease in accrued interest payable		7,864		-
Increase/decrease in fee payable		4,182		-
Change in operating assets and liabilities		-		-
Inventory		-		(36)
Net cash used in operating activities		(139,056)		(126,688)
Cash flows from investing activities:				
Purchase of property and equipment		-		-
Net cash used in investing activities		-		-
Cash flows from financing activities:				
Note proceeds, net repayments		-		152,935
Capital distributions		-		(37,127)
Members' contributions		13,374		-
Paid- in-capital		132,707		11,032
Net cash provided by financing activities		146,081		126,840
Net cash increase for period		7,025		152
Cash at the beginning of the period		5,651		5,499
Cash at end of period	$	12,676	$	5,651
Supplement disclosure of cash flow information:				
Cash paid during the period for:				
Income taxes	$	-	$	-
Interest	$	-	$	-

FINANCIAL STATEMENTS AND REVIEW FOR Dome Audio Inc.

Dome Audio Inc.

Statement Of Change In Shareholder's Deficit
For The Years Ended December 31, 2020 And 2019

(Unaudited)

	Dome Audio, LLC	Dome Audio Inc.				
	Members' Equity	Common Stock		Paid-in-capital	Accumulated Deficit	Total Shareholders' deficit
		Shares	Amount			
Balance, December 31, 2018	$ (148,037)	–	$ –	$ –	$ –	$ –
Capital distributions	(37,127)					
Conversion to corporation Issuance of Founder Shares	185,164	50,000,000	5,000	11,032	$ (185,164)	$ (169,132)
Net Loss					(128,571)	(128,571)
Balance, December 31, 2019	–	50,000,000	5,000	11,032	(313,735)	(297,703)
Members' Contributions	13,374					–
Capital Contributions				132,707		132,707
Net Loss					(152,532)	(152,532)
Balance, December 31, 2020	$ 13,374	50,000,000	$ 5,000	$ 143,739	$ (466,267)	$ (317,528)

FINANCIAL STATEMENTS AND REVIEW FOR Dome Audio Inc.

Dome Audio Inc.
Statements of Comprehensive Income
(Unaudited)

	For the year ended December 31, 2020	For the year ended December 31, 2019
Revenue		
Revenue	$ -	$ -
Expenses		
General and administrative expenses	104,680	109,013
R&D	2,119	5,382
Sales and marketing	4,551	3,912
Travel	3,500	4,448
Interest expenses	8,189	-
Other expenses	29,494	5,816
Total expenses	152,532	128,571
Net profit/ (loss) before tax	(152,532)	(128,571)
Provision from income tax	-	-
Net profit/(loss)	$ (152,532)	$ (128,571)

Dome Audio, LLC
A Delaware Limited Liability Company

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Dome Audio, LLC

TABLE OF CONTENTS



To the Member of
Dome Audio, LLC
Boston, Massachusetts

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Dome Audio, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in member's equity/(deficit), and cash flows for the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
July 25, 2019

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

DOME AUDIO, LLC
BALANCE SHEETS (UNAUDITED)
As of December 31, 2018 and 2017

	2018	2017
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 5,499	$ 5,856
Total Current Assets	5,499	5,856
Non-Current Assets:		
Property and equipment, net	7,528	2,750
Total Non-Current Assets	7,528	2,750
TOTAL ASSETS	$ 13,027	$ 8,606
LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accrued interest payable	$ 7,864	$ 54
Notes payable	153,200	12,900
Total Current Liabilities	161,064	12,954
Total Liabilities	161,064	12,954
Member's Equity/(Deficit):	(148,037)	(4,348)
TOTAL LIABILITIES AND MEMBER'S EQUITY/(DEFICIT)	$ 13,027	$ 8,606

See Independent Accountant's Review Report and accompanying notes, which are an integral
part of these financial statements.

DOME AUDIO, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017

	2018	2017
Sales, net	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating Expenses:		
General & administrative	79,398	3,561
Research & development	3,174	-
Sales & marketing	4,595	-
Total Operating Expenses	87,167	3,561
Loss from operations	(87,167)	(3,561)
Other Income/(Expense):		
Interest expense	(7,911)	(54)
Total Other Income/(Expense)	(7,911)	(54)
Provision for income taxes	-	-
Net Loss	$ (95,078)	$ (3,615)

DOME AUDIO, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY/(DEFICIT) (UNAUDITED)
For the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017

	Total Member's Equity/(Deficit)
Balance at April 3, 2017	$ -
Contributions	2,925
Distributions	(3,658)
Net loss	(3,615)
Balance at December 31, 2017	(4,348)
Contributions	19,487
Distributions	(68,098)
Net loss	(95,078)
Balance at December 31, 2018	$ (148,037)

DOME AUDIO, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017

	2018	2017
Cash Flows From Operating Activities		
Net Loss	$ (95,078)	$ (3,615)
Adjustments to reconcile net loss to net cash used in by operating activities:		
Depreciation	1,920	150
Changes in operating assets and liabilities:		
Increase/(Decrease) in accrued interest payable	7,810	54
Net Cash Used in Operating Activities	(85,348)	(3,411)
Cash Flows From Investing Activities		
Purchase of property and equipment	(6,698)	(2,900)
Net Cash Used in Investing Activities	(6,698)	(2,900)
Cash Flows From Financing Activities		
Note proceeds, net of repayments	140,300	12,900
Contributions	19,487	2,925
Distributions	(68,098)	(3,658)
Net Cash Provided by Financing Activities	91,689	12,167
Net Change In Cash	(357)	5,856
Cash at Beginning of Period	5,856	-
Cash at End of Period	$ 5,499	$ 5,856
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

DOME AUDIO, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017

NOTE 1: NATURE OF OPERATIONS

Dome Audio, LLC (the "Company"), is a limited liability company organized April 3, 2017 under the laws of Delaware. The Company produces original headphone designs, one of them being the Dome speakers.

As of December 31, 2018, the Company has not commenced planned principal operations nor generated revenue. The Company's activities have consisted of formation activities, research and development, and capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2018, and 2017, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2018 and 2017, the Company had no receivables.

Property and Equipment and Intangible Assets

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 5 years for the Company's equipment.

Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2018 and 2017, no property and equipment has been impaired.

As of December 31, 2018 and 2017, property and equipment consisted of the following:

	2018	2017
Offfice equipment	$ 9,598	$ 2,900
Less: Accumulated depreciation	(2,070)	(150)
Property and equipment, net	$ 7,528	$ 2,750

Depreciation totaled $1,920 and $150 periods ended December 31, 2018 and 2017, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provide (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been earned or recognized as of December 31, 2018 or 2017.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $3,174 and $0 year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017, respectively.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $95,078 and $3,615 for the periods ended December 31, 2018 and 2017, respectively, incurred negative cash flows from operating activities for the periods ended December 31, 2018 and 2017, has a member's deficit of $148,037 and $4,348 as of December 31, 2018 and 2017, respectively, has current liabilities exceeding current assets by $155,565 as of December 31, 2018, has defaulted on outstanding notes payable as of December 31, 2018, and lacks liquid assets to satisfy its obligations as they come due with just $5,499 of cash held as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

DOME AUDIO, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2018 and 2017 and for the year ended December 31, 2018 and for the period from April 3, 2017 (inception) to December 31, 2017

NOTE 4: NOTES PAYABLE

In 2017, the Company issued several promissory notes to outside investors for $12,900. The notes bear interest at 7% per annum. The notes are payable in full on December 25, 2018, their maturity date. If not repaid by the maturity date, and the Company exceeded its 4th quarter 2018 revenue projections, the notes were to repay at 10 times the then outstanding principal plus accrued interest. As of December 31, 2018, these notes are past due and in default. The notes are convertible into the Company's equity at the lenders' discretion, though the agreement did not clarify the conversion terms.

In 2018, the Company issued additional promissory notes with various outside investors for $140,300. The notes bear interest at 7% per annum, except for one note for $25,000 which instead bears interest at 13% per annum. The notes are all payable in full on December 25, 2019, their maturity date. If not repaid by the maturity date, and the Company exceeds its 4th quarter 2019 revenue projections, the notes are to repay at 2 times the then outstanding accrued interest. If the Company is acquired within 48 months of the issuance of the notes, the notes are repayable at 2 times the then outstanding principal and interest. The notes are convertible into the Company's equity at the lenders' discretion, though the agreement did not clarify the conversion terms.

The outstanding balance of the notes as of December 31, 2018 and 2017 was $153,200 and $12,900, respectively. Interest expense on these loans totaled $7,911 and $54 for the periods ended December 31, 2018 and 2017, respectively. No interest has been paid in 2017 and 2018. Accrued and unpaid interest was $7,864 and $54 as of December 31, 2018 and 2017, respectively.

NOTE 5: MEMBER'S EQUITY/(DEFICIT)

The Company has one member that owns 100% of the membership interests in the Company as of December 31, 2018.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue

Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Conversion to Corporation

On May 10, 2019, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name from Dome Audio, LLC to Dome Audio, Inc. The Company authorized 52,762,500 shares of $0.0001 par value common stock. 100% of the membership interests in Dome Audio, LLC were converted into 44,125,000 shares of common stock in Dome Audio, Inc.

Stock Issuances

In May 2019, the Company issued 875,000 shares of common stock at $0.0001 per share for total proceeds of $88. All such shares vest over 48 months, where 25% of the shares vest at the one year anniversary of issuance, then $1/36^{th}$ of the shares vest monthly thereafter.

Regulation Crowdfunding Offering

In 2019, the Company is selling 1,562,500 shares at $0.32 per share, for a maximum raise of $500,000.

Amended 2019 Equity Incentive Plan

The Company has adopted the 2019 Equity Incentive Plan (the "Plan") in May 2019. The Company reserved 5,000,000 shares of common stock for issuance under the Plan.

Management's Evaluation

Management has evaluated subsequent events through July 25, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Exhibit B

Offering Page

Dome Audio



The basic design and function of headphones have not changed since first invented in 1910. After 110 years, a revolutionary headphone experience by Dome Audio has emerged. The design is triple patented with Surround Sound, Bluetooth, and Bone Conduction. The IP also includes interchangeable noise isolation Dome Covers with limitless fashion designs. Dome believes their technology is "The Future of Sound."



Progress: 1,419 %

Funding Raised

$141,986

Funding Goal

$10,000-$250,000

Days Remaining

Closed

Company Website   SAVE DEAL ⚪

Virtual Business Pitch   Market Projection   Communication Channel   Team   About

Business Description

Dome Audio is the multi-patent holder of the world's first Quad Bone Conduction, Bluetooth headphones with noise cancelation, detachable Dome Covers. Dome's technology inherently combines a unique audio experience with limitless fashion capability and brand collaborative opportunities (via licensing, i.e., mobile billboards, a.k.a headphone real estate) in one unmistakable design. Music lovers from all walks of life will instinctively love the features and versatility. At the same time, celebrities and brands admire the possibilities of seamlessly collaborating via showcasing their brand with a ubiquitous technology platform found only with Dome Audio.

Dome Audio's USPTO Granted IP: Trademarks, No. 87,924,765, No. 87-557-478 Patents, US D897,986 S, US D884,670 S, US D902,888 S.

The company has raised more than $500,000 to date and has established a veteran executive team and a global manufacturing partner with VTech. Reinvestments in the company have provided state of the art, in-house, rapid prototyping, to include 3D modeling and printing, electronic software, and app beta development, as well as an in-house digital infrastructure, to manage and scale the company's digital media and marketing needs, hence preempting significant marketing capital expenses.

Dome Audio's media assets include grammy producers, celebrities, ambassadors, and influencers, as part of its strategic marketing plan to achieve market share through an ever-evolving customer base via scarcity marketing campaigns, digital banner ads, social media promotion campaigns, direct to consumer engagement, and nationwide pop-up shop promotion events.



Security Type:

Equity Security

Price Per Share

$0.64

Shares For Sale

390,625

Post Money Valuation:

$29,060,700

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

February 28, 2023

Minimum Investment Amount:

$250

Target Offering Range:

$10,000-$250,000




Dome x Gallaudet Trailer
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Problem

Headphones have become a permanent accessory for most people. During workouts, commutes, or even sitting at a desk, many people constantly listen to music, podcasts, Clubhouse, and various other media. Analytics suggest headphones are the fifth most consumed tech product on the market.

Having headphones in all of the time causes two problems:

1. Wearing headphones all the time can be damaging to our ears.
2. Headphones are distracting, leading to dangerous situations, especially when behind the wheel of a car.

Dome headphones' "open-ear" listening capability solves the problem of "closed-ear" headphone listening. On, in, and over-the-ear headphones (an intrinsic feature in all headphone brands on the market) pose two potential health and injury problems.

Hearing Degradation

Headphones that go over the listener's ears can damage hearing if used at high volumes for long periods. They are not as much of a risk as earbuds: Having the sound source in your ear canal can increase a sound's volume by 6 to 9 decibels — enough to cause some problems.

Headphones can cause damage to your ears the same way other loud noises do, resulting in what audiologist's call "noise-induced hearing loss." Over time, the sounds from your headphones cause the hair cells in the cochlea to become stressed and fatigued. If they do not get time to recover, the damage can be permanent. Headphones do not even have to be extremely loud to damage your ears.

Injuries or Death from Distraction

According to recent studies, pedestrians killed or injured while wearing headphones have more than tripled in six years. More than half of the vehicles involved in the accidents were trains. Lichtenstein said that based on the data they collected, it is unclear whether these pedestrians were crossing train tracks. 70 percent of accidents resulted in deaths. Roughly 90 percent occurred in large cities. About a third of the vehicles' drivers reported sounding a horn as a warning before the crash.



Target Offering Range:

$10,000-$250,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Solution

Dome Audio's multi-patented headphones provide open and closed ear (when suitable) listening options and therefore radically reduces SA (Situational Awareness) deficits and subsequent bodily injuries associated with conventional (closed-ear) headphones, without compromising a full-fidelity audio experience, only found, until now, with conventional headphones. Dome's technology also solves the aesthetic limitations inherent in conventional headphones via its Dome "noise isolation" Covers. Not only can its fashionable look and design be changed instantly, but the option to go private (block out ambient noise), when appropriate, is just a click, click (pop on Covers) away.

Dome's four speakers (open ear system) allows audio content, e.g., music, navigation, news, or podcast, to be heard in full fidelity (unlike leading brands in bone conduction headphones having two speakers) while simultaneously hearing important ambient sounds in the environment. Dome headphones provide novel health and environmental safety features.

Business Model

Dome Audio deploys the 3 C's of Scarcity Marketing: Control, Cool, and Collaborations. Control: Dome intends to control its supply with limited product releases, thereby enticing consumer demand while proliferating its brand presence. Cool: Dome hopes to use its "Cool" factor to create a cult-like following to its products. Collaborations: Dome plans to collaborate with fashion brands, pop culture, influencers, ambassadors, athletes, and celebrities to transcend conventional headphones. As a result of the 3 C's, Dome Audio plans to touch a broad spectrum of collaborators across various industries, thereby benefiting from collaborators' social media following and subsequently optimizing Dome's brand equity. Dome Audio generates revenue via direct-to-consumer e-commerce.



Traction & Customers

Recent success for Dome Audio includes new strategic partnerships with 6X Grammy-winning producer and engineer, "Bonzai" Caruso, as well as 5X Grammy-winning producer, Stephen "Di Genius" McGregor, manufacturing partnership with a multi-billion-dollar global firm, VTech, strategic partners in the e-commerce space, brand asset development space, hard of hearing space, 3PL product fulfillment, and celebrity/brand acquisition space.

Completed Milestones

Electronics Development
Designed schematic circuit with Bill of Materials (BOM)
Designed Printed Circuit Board (PCB)
Received independent design review.
Received initial PCB prototypes.
Developed firmware and software.
Enclosure/Mechanical Development
3D computer models.
Prepared 3D model for high-pressure injection molding
Designed retail packaging.
Prototyped packaging
Developed Asset Portfolio
Created, tested, and implemented Facebook advertising.
Initiated negotiations with brand influencers and brand ambassadors





Investors

Dome has raised more than $400,000 from founding investors.

olhares.com © aniballopes

Terms

This is an offering of Common Stock, under registration exemption 4(a)(6), in Dome Audio Inc.. This offering must raise at least $10,000 by February 28th, 2023 at 11:59pm ET. If this offering doesn't reach its target, then your money will be refunded. Dome Audio may issue additional securities to raise up to $250,000, the offering's maximum.

Risks

As an investor, please be sure to read and review the Offering Statement. If you have any unanswered questions, please be sure to utilize the communication channel on this page to ask the issuer questions.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by

Market Projection

The basic design and function of headphones had not changed since 1910 when Nathaniel Baldwin invented the first headphones. Over 100 years later, Apple acquired Beat's headphones, i.e., essentially the same design and function as Nathaniel Baldwin's original headphones, for 3.3 Billion dollars, in 2014.

Market Opportunity

Dome Audio created a multi-patented headphone with a unique ergonomic design and features to include quad fidelity, bone conduction speakers, detachable noise isolation covers, Bluetooth communication, and a mobile app.

Dome headphone's initial market entry is the 48% (almost 50%) of the market currently occupied by "others" (no name brands).





Competition

Based on analysis of the "over the head" headphone industry and competitive trends, Beats and Bose are the main relative competitors of Dome headphones. Both Beats and Bose have firmly established brands and will likely continue to maintain their market share. Apple is not nearly as recognized for "over the head" headphones and is not a strong contender in that market segment.

Unique to the Competition

Design Features: Dome headphones' aesthetic design is unlike any headphone on the market. The ergonomic fit that wraps around the ears is an obvious attention-getter.

Fidelity Features: Dome's four-point bone conduction transducers are placed around the ear instead of on, over, or in the ear. It is the first over-the-head, bone conduction headphone with more than two bone conduction speakers.

Versatility Features: Dome is the first headphone with detachable noise isolation covers. This feature allows open or closed mode listening. Dome Covers can easily change its fashionable look, i.e., color, features, and brand logos, on the fly.

Audio-wear Features: Dome Covers are an optimal platform for logo collaborations with notable fashion, auto, sports, and entertainment brands. Dome Audio has cracked the code on co-branding.

Brands and Influencers: Always seeking new ways to be relevant and stand out.

Brands love novel exposure in saturated markets, and influencers, from actors to athletes, always seek products that elevate their value. Headphones, the fifth most sold consumer electronic product, are ubiquitous, and for the most part, Bose, Beats, and Apple are brands garnering the most exposure. Many brands, such as Supreme, would likely engage in high-tech real estate, worn on consumers' heads, to promote their brand equity. Until the emergence of Dome Audio's triple patented technology, there has not been a headphone product that offers brands seamless exposure and endless opportunities.

Kevin Brown
August 05, 2021 at 10:48pm

Hi Ben,

Product looks great!!!

What's the current valuation or market cap of Dome Audio?

Thanks,
Kevin

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Ben White `Dome Audio Inc.`
May 26, 2021 at 2:17pm

Founding investors are the cornerstone of every successful company and as the founder and CEO, I couldn't not be more inspired by the impact that (See more)

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andreia Varela OLÁ. Eu venho de ADDI, tenho encontrado na hora de enviar dinheiro. Tem alguma forma facil de enviar dinheiro para quem está na europa?
July 31, 2021 at 6:51pm



Ben White
Chief Executive Officer/Chief Technical Officer
Background
Ben is the founder and IP developer of Dome Audio, Inc. He has over 20 years' experience in the Music Industry as a Producer, Song Writer, Musician, Engineer and Serial Entrepreneur. Ben holds multiple patents in technology and a Bachelor's Degree in Metaphysical Science and is responsible for providing the company's leadership and intellectual property. His professional career in Neuro/Biofeedback technology and its applications in peak performance training began in the late 90s. In 2002, he received board accreditation from The National Registry of Neurofeedback Providers as a Certified Neurofeedback Associate. By 2004, the Institute of Neuro Learning designated Mr. White as Master Sensory Integration Specialist, and in that same year, he placed as a finalist in the Charles B. Benenson Entrepreneur of the Year Award, presented by Project Enterprise, New York.



Tim Wright
Chief Strategy Officer
Background
Tim Wright personifies the meaning, "More Than An Athlete". Throughout his career at Rutgers University as a student-athlete, he maintained high honors with a niche focus in sociology. After graduating, he went on to the NFL, earning record-breaking success and was instrumental in winning a Super Bowl with a world-class organization in the New England Patriots, catching 6 touchdowns from legendary Tom Brady during that season. Wright is a visionary and strategic thinker who is in sync with social behavior and societal trends. Being an entrepreneur and enthusiast of the world's most successful business models has afforded him insight and foresight to implement strategies that optimize consumer engagement and market growth. His understanding of consumer psychology and business tactics helps deliver productive and successful outcomes.

Legal Company Name

Dome Audio

Location

47 US Highway 46
Unit #7
Hackettstown, New Jersey 07840

Number of Employees

5

Incorporation Type

C-Corp

State of Incorporation

DE

Date Founded

April 16, 2019

Exhibit C

Subscription Agreement

THE SECURITIES OFFERED BY THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR ANY STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

DOME AUDIO, INC. COMMON STOCK SUBSCRIPTION AGREEMENT

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to Dome Audio, Inc., a Delaware corporation (the "**Company**"), on the terms and conditions set forth below:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement, Subscriber hereby: (a) subscribes to purchase from the Company the number of shares of common stock of the Company (the "**Common Stock**") set forth on the signature page of this Subscription Agreement (the "**Shares**"); and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $.64 per Share (the "**Purchase Price**"), via check, wire transfer, ACH, Debit/Credit Card, or Bitcoin/Ethereum payable (as the Company shall direct) to the Company.

2. Acceptance. The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Shares is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Shares.

3. Representations, Warranties and Agreements. Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) Authorization. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Purchase Entirely for Own Account. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by 2 Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Shares to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement,

Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Shares. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Shares.

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(c) Disclosure of Information. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Shares and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

(d) Restricted Securities. Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) Rule 144. Subscriber is aware of the adoption of Rule 144 by the Securities and Exchange Commission under the Securities Act, which permits limited public resales of securities acquired in a non-public offering, subject to the satisfaction of certain conditions, including (without limitation) the availability of certain current public information about the issuer, the resale occurring only after the holding period required by Rule 144 has been satisfied, the sale occurring through an unsolicited "broker's transaction," and the amount of securities being sold during any three-month period not exceeding specified limitations. Subscriber acknowledges and understands that the conditions for resale set forth in Rule 144 have not been satisfied and that the Company has no plans to satisfy these conditions in the foreseeable future.

(f) No Violations. Subscriber will not sell, transfer, or otherwise dispose of the Shares in violation of this Subscription Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

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(g) Securities Law Restrictions. Regardless of whether the offering and sale of Shares under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Shares (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) <u>Rights of the Company</u>. The Company shall not be required to (i) transfer on its books any Shares that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Shares, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Shares have been transferred in contravention of this Subscription Agreement.

(i) <u>No Public Market</u>. Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

(j) <u>Legends</u>. Subscriber understands that the Shares are issued and issuable in uncertificated form, but that the Board of Directors of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Shares will bear such legend as the Board of Directors of the Company then determines appropriate, including the following example legend:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) <u>Investor Limits</u>. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) <u>Speculative Investment</u>. Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Shares become worthless, taking into consideration the limitations on resale of the Shares.

(m) <u>Financial Experience</u>. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its 4 financial advisor is capable of evaluating the risks and merits of an investment in the Shares and of protecting his, her or its own interests in connection with this investment.

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(n) <u>No General Solicitation</u>. Neither Subscriber, nor any of its partners, shareholders, members, directors, managers, officers, employees, agents or representatives, as applicable, has either directly or indirectly, including, through a broker or finder (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Shares.

(o) <u>Residence</u>. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(p) <u>Indemnification</u>. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

(q) <u>Choice of Law</u>. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Delaware.

(r) <u>Entire Agreement</u>. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants or negotiations (whether oral or written).

(s) <u>No Waiver</u>. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

(t) <u>Counterparts</u>. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(u) <u>Electronic Execution</u>. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

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(v) <u>Expenses</u>. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

(w) <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

(x) <u>Gender and Number</u>. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

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SIGNATURE PAGE

Subscriber subscribes for the number of Shares set forth below. This Subscription Agreement and the representations, warranties, acknowledgements, and agreements contained in this Subscription Agreement shall be binding upon the successors and assigns of Subscriber.

Subscribers, sign below:

Investor Type: %%INVESTOR_TYPE%%

Subscriber Details: %%SUBSCRIBER_DETAILS%%

Number of Shares: %%UNIT_COUNT%%

Purchase Price: %%UNIT_PRICE%%

Funds tendered: %%AMOUNT%% (Payable to "Dome Audio, Inc."), which shall be tendered by wire transfer, ACH, Debit/Credit, or Bitcoin/Ethereum of immediately available funds to the Company's account specified by the Company.

Dome Audio, Inc., a Delaware corporation (the "Company") hereby accepts the subscription of %%AMOUNT%% for %%UNIT_COUNT%% shares of common stock of the Company as of the date set forth below.

COMPANY: DOME AUDIO, INC.

Subscriber: %%INVESTOR_SIGNATURES%%

Issuer:%%ISSUER_SIGNATURE%%

Date:%%NOW%%

Dome Audio Inc

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Dome Audio Inc by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Dome Audio Inc

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of Appendix A attached hereto: ☐

OR (ii) The aggregate subscription amount of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months.

Aggregate subscription amount invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF. in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (a) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth.

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year.

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners’ status as an Accredited Investor.

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000.

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                 By:

                                                     (Signature)

                                                 Name:

                                                 (If signing on behalf of entity)

                                                 Title:

                                                 (If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Dome Audio Inc (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                             By:

                                                                (Signature)

                                                             Name of Signing Officer (if Entity):

                                                             Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number